Exhibit 99.7

Sk)' Hell i ng & G,u 2 Wellington Plac" Leeds l S1 4A P \Jv\ 2018 SKY UK LIMITED Grant Way lsleworth, Middlesex TW75QD Dear Sirs, S We refer to the Commercial Relationship Agreement between Bonne Terre Limited (a Bl Group Affiliate of Hestview Limited ("Sky Games")) and Sky UK Limited ("Sky") dated March 2015 (the "CRA"). Unless otherwise stated. all defined terms used in this let agreement ("Letter Agreement") shall have the meaning given to them in the CRA. Under, and subject to the terms of. the CRA develop certain free to play gaming products, (each a "Game" and together, the "Games") erm. Broadcasting Activities, the CRA and this Letter Agreement, Sky will: (a) include and promote the Games during the 2017/18 and 2018/19 football c;,,,;:,c;,n.,.c:: termination to C e a the Games in each case to a materially consistent level as provid during the 2016/17 Premier League Football season and as set out in Schedule 1 of CRA. Further following discussions bet\veen the parties, this Letter Agreement sets out principal commercial terms and conditions on, and subject to which, the parties intend promote the Games during the Term under the CRA 1. Commercial terms 1.1 Term: Subject to Clause 1.2, this Letter Agreement shall come into effect on 2 M 2018 (the "Effective Date") and shall continue until 30 June 2019 {the "Term"). 1.2 Either party shall be entitled to terminate this Letter Agreement with effect from June 2018 by serving written notice on the other party by no earlier than 1 June 20 and no later than 20 June 2018. 1.3 Fees: (a) Minimum Fee: In consideration for the performance of all Sky's obligati as detailed within Clau.d subject to a Minimum Fee Exception, Sky Games shall pay to Skper week (Friday to Thursday): Minimum Fee Exception: In the event that: (b) I crt_, lo11111•tl ,!n._,,,, ·•.otcol•u \l•lo:tll) R· ·"'''lt •r Ilint t llltc I I lh 1 111 h.:r llr.!• ll.ort>,111\hi '"'' .\ •t 1\ IIi un II '<I\''I' II tttl "lllu "'I""· let!I IIJII.III<I .$ \\ lk":>.l \1 "I Ill\ ""'""'''' I 11 171111:\ 11111 '11111 I'L11."t' l ''-1,,\\ "'' \ '"hlon'l: I "' \I'

(i) -the iiiii· accordance with Clause 1.5) during the Term in accordance (iii) Sky has not fulfilled each of its obligations in Clause 1.4 with (iv) (c) Performance Fee: Subject to Sky performing its obligations in Clause 1.4 the event that Super6 and 6-A-Side receive more than: -customer entries prior to 1 July 2018; or (i) (ii) -customer entries from and including 1 July 2018, across the Games (successfully completed in accordance with the relev Game's terms and conditions) in ansy) (eFeridkay to Thursday) during the Term, Sky Games shall pay to Sky per customer entry comple in excess of the relevant number of cus omer entries as set out above subclauses 1.3(c)(i) and 1.3(c)(ii) for those Games in the relevant week. (d) All Fees are inclusive of VAT and any other taxes, levies or withholdings. 1.4 Sky Obligations: In consideration for receipt of the Fees set out in Clause subject to Clause 1.5 and Sky Games providing the required content, data a articles (where applicable), Sky shall provide the following promotional a development activities during the Term in respect of the Games on the Sky Sp Platforms: (a) (b) (c) (d)

* Promot;ona/1development actMties to be developed by the applicable Sky product team conjunction with Sky Games. 1<** Sky Games shall be responsible for producing each arUcle fully cleared for use; add the applicable data (where applicable)·, and uploading the articles into Sky's cont management system, which Sky will then publish (where editorially appropriate).

It is acknowledged and agreed that the promotional activities set out in Clause 1.4 abo shall constitute part of the activities to be recorded within the Monthly Benchmark Rep and shall be used in determining delivery of the Baseline Benchmarks (as amended fro time to time). For the purposes of monitoring Sky's obligation set out in ed between the sh 1.5 For the purposes of Clause 1.4, inclusion of the relevant Sky Games branding a links in the relevant articles shall in all cases be deemed to be "editoria appropriate" except where the predominant subject matter of the article consists (1) death of an individual(s); (2) legal proceedings against an individual(s) organisation(s); or (3) charitable initiatives. In all other cases where Sky feels th such placement may not be "editorially appropriate" it shall notify Sky Gam following the publication of the applicable article without the relevant Sky Gam branding or links pursuant to Clause 1.4. 1.6 Payment Terms: The Fees under this Letter Agreement shall be reported and paid follows: (a) On or after the last day of each calendar month Sky shall invoice S Games for the Minimum Fee payable for the previous calendar mon period; (b) on receipt of the aforementioned invoice Sky Games shall notify Sky writing of any Minimum Fee Event and Sky shall amend the aforemention invoice to reflect the Minimum Fee Event reduction; (c) within orking days of the end of each calendar month, Sky Gam shall supply successfully and (ii) any Sky with a report setting out: (i) number of customer entri received for each of the Games during the preceding mon Performance Fee payable to Sky in accordance with Clau 1.3(b) of this Letter Agreement; (d) Following receipt of the reports under Clause 1.6(b) Sky shall invoice S Games for any Performance Fee payable in accordance with the reports; (e) Sky Games shall pay to Sky the applicable Fees within -ay following receiptof the appropriateinvoices receiy accordance with this Clause 1.6. 1.7 Upon ten (10) Business Days written notice to Sky Games, Sky shall be entitled appoint an independent auditor (subject to such independent auditor signing appropriate confidentiality agreement) to audit Sky Game's books and records for t purposes of verifying the number of customer entries received and the amount of t Performance Fee due to Sky in accordance with Clause 1.3(b), no more than on during or up to three (3) months following expiry of the Term. In the event that su an audit proves that there is a discrepancy between the amounts due to S hereunder and the amounts actually paid to Sky by Sky Games, then as applicab Sky Games shall pay any underpayment to Sky forthwith, or Sky shall pay a

DocuSign Envelope ID:01C56404-1E56-4BF5-91EF-A87455ADDA7D 2. 2.1 General The terms of this Letter Agreement shall be legally binding and will apply with effect from the Effective Date. The parties agree to continue to be bound by the terms and conditions of the CRA and this Letter Agreement shall be deemed to form part of the CRA. In the event of any conflict between this Letter Agreement and the CRA, the Letter Agreement will prevaiL 2.2 This Letter Agreement and all disputes or claims arising out of or in connection with them or their subject matter or formation (including non contractual disputes or claims) shall be governed by and construed in accordance with the law of England and Wales. 2.3 The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim arising out of or in connection with this Letter Agreement or its subject matter or formation (including non-contractual sor cla1ms):............... r-;:DocuSigned by: L! ..................... Signed by: (y.....J/t'l--0 M S. Signed by: Richard verow For and on behalf of For and on behalf of SKY UK LIMITED BONNE TERRE LIMITED 7509663-1 Page 5 of5